

J.K. WILLIAMS DISTILLING

STRATEGIC PLAN 2021-2026

September 15, 2020





Securities offered through March Capital Corp. Member FINRA/SIPC

IMPORTANT DISCLOSURES:



This document is confidential and is for informational purposes only. It should not be construed as an offer to sell or buy any particular product, investment or instrument, which offer may only be made by means of a confidential private placement memorandum or other similar documents containing a description of the material terms thereof. This information is submitted for the benefit of certain sophisticated institutional and select individual accredited investors and is intended only for the person to whom it is given and is not to be reproduced or redistributed in any manner whatsoever.

This document contains certain statements that may be deemed forward-looking statements. Statements herein are based on certain assumptions, analyses of historical trends, current conditions, expected future developments and other factors. Certain information has been obtained from external sources believed to be reliable, but the accuracy, reliability or completeness of such information is not guaranteed. Views as expressed herein are made only as at the date of this document and are subject to change without notice.

The investment opportunities described in this document are speculative, involve a high degree of risk, and are not suitable for all investors. An investor could lose all or a substantial amount of his, her or its investment. Any investment of a type described in this document may be highly illiquid and may be subject to restrictions on transfer. There may be no secondary market for the investment interest, and none is expected to develop. The relevant investment may involve complex or specialized tax structures. Such investments are suitable only for sophisticated investors and require the financial ability and willingness to accept the high risks inherent in such an investment for an indefinite period of time. Investors should consult their own finance, legal, accounting and tax advisor prior to making any investment. Past performance is no guarantee of future result. All figures contained are estimates only and subject to change based on market conditions and manager's outlook. Actual results will vary. There is no guarantee of performance.

1. **The Opportunity**
   - ➤ **Authentic Brand Story**
   - ➤ **Craft Trends**
   - ➤ **The REVIVAL of J.K. Williams Distilling**



2. **Where are we now?**

3. **Where do we want to go?**
   - ➤ **Revitalize & leverage Peoria's heritage as Whiskey Capital of the World**
   - ➤ **Develop Diverse Portfolio of Brands**
   - ➤ **Market Launch & Expansion**

4. **How are we going to get there?**
   - ➤ **Develop Dynamic Sales and Marketing Strategy**
   - ➤ **Brand Innovations**
   - ➤ **Strong Distributor & Retail Strategy**

5. **Financial Projections**
   - ➤ **JKWD Profit Investment Statement Projection CY 2021-2026**
   - ➤ **Product Sales Mix & Profit Contribution by Product Type**
   - ➤ **Assumptions in Support for JKWD Financial Projections**

5. **Leadership & Advisors**

BRAND STORY – THE EARLY YEARS



J.K Williams was a young whiskey making pioneer at the age of sixteen, and he developed his craft working various distilleries for two decades in the "Whiskey Capital of the World". This Midwest region was rich with high quality grains and a plentiful water source from the Illinois River which are key ingredients for high quality whiskey making. That said, central Illinois became home of over seventy distilleries and twenty plus breweries started by German immigrants who sought solitude in what was considered an overlooked region of America in the late 1800's.

At the onset of the Prohibition era in 1920, J.K. took to the backwoods to resume whiskey-making in secret. J.K.'s passion for his craft drew more than praise from locals. Unfortunately, his craftmanship also attracted unwanted attention from law enforcement and various outlaws during the early years of Prohibition. Prohibition fueled the public's desire for cheap whiskey, however J.K. refused to compromise his quality craftmanship like other bootleggers to boost profits.

During Prohibition, the underworld liquor business flourished in Peoria and became home to popular speakeasies, social clubs, stills and bootleggers. Infamous gangsters and "booticians" like the O'Neill brothers and Al Capone began pressuring J.K. to provide his golden bourbon and whiskies to them so they could profit from his tremendous talents as well.



J.K.'s dedication to spirit-making was rivaled only by his commitment to family, and his livelihood now posed a threat to his entire family. Fed up with the dangers that came with underground whiskey-making, J.K. uprooted his family and headed south. Luckily, their oldest son Buck had acted as J.K.'s assistant and kept the whiskey recipe over the years and passed it down to younger Williams generations.

BRAND STORY – THE RECENT YEARS



The great-great grandsons of bootleg whiskey-making master J.K. Williams were thrilled to have access to J.K.'s recipe and the chance to start a long overdue revival of craft whiskey-making.

In 2013, Jesse and John Williams felt a certain opportunity to bring craft whiskey-and bourbon-making back to the Peoria area. Their vision was to honor their great-great-grandpa who was a family man with an extraordinary work ethic and an undeniable talent for making some of the best whiskey of his time.

Just like J.K. in his day, the current Williams generation are raising families in Central Illinois while creating our own craft whiskey legacy. They took J.K.'s vision into the future while retaining the heritage of incredible small-batch whiskey that is tied to the Williams name.

They desired to bring back the spirit of adventure that fueled the era of bootlegging during Prohibition. Despite having an easier path going forward, they wanted to make their great-great grandfather proud of their craftsmanship and innovative spirits. They are made in the distinctive style for which J.K. Williams was known around these parts.

In April 2019, Andy Faris and his fiancé learned of this magnificent story of authentic and historic whiskey craftmanship, and decided to acquire the business, including the naming rights, distilling equipment, and an existing inventory of spirits.

His vision is to create an upscale yet approachable experience in the Riverfront District that feels like it's been here forever. The distillery will ultimately add to the already energetic and cool vibe to provide a re-establish Peoria's rightful place in U.S. whiskey making history and elevate J.K Williams Brand to national relevance.



THE OPPORTUNITY – CRAFT TRENDS



- ◦ **Craft Distilling in the U.S. continues to grow and has become a multi-billion juggernaut with nearly 2,000 operating distilleries across the country.**

- ◦ **The growing investments in delivering novel and authentic on-site experiences are driving the growth of the US craft spirits market. The new trend of tourism is leading to the promotion of craft distilleries demonstrating their manufacturing process thereby, simultaneously building brand awareness and loyalty in the US market.**

- ◦ **The increasing focus on consumer engagement and leveraging it to fortify authenticity of their brand and product will help suppliers attract new consumers and increase their market share.**

- ◦ **Craft distillers are going great lengths to weave elements of interest to their sites to gain larger consumer groups in the US market.**

- ◦ **The increase in innovations at tasting rooms and distilleries that enrich the experience of a distillery-tourer will boost demand in the US craft spirits market.**

- ◦ **J.K. Williams is positioned well to revive historic craftsmanship from the Prohibition era and create a successful business grounded in an authentic craft portfolio and engaging consumer experiences.**



THE OPPORTUNTY –
REVIVAL OF J.K. WILLIAMS DISTILLERY AND BRANDS

J.K. Williams Distilling (the Distillery) founded in 2012 failed to implement strategic growth initiatives to successfully penetrate the craft spirits marketplace, therefore ceased operations in 2018.

Based in Peoria, Illinois, the Distillery missed the opportunity to take advantage of a long, storied past of Peoria as the '"Whiskey Capital of The World" from 1837 – 1919, both in its location and adoption in both the local community, Illinois, and nationwide.

Today, the Distillery is under new ownership and is positioned well to revive the unique heritage of phenomenal craftsmanship. The vision is to leverage the authentic story of the distillery's namesake, J.K. Williams (a legendary distiller and bootlegger from the early 1900's) by re-creating his original whiskey recipes and introducing a portfolio of handcrafted spirit products.

The Distillery is developing a 360 sales and marketing approach to leverage the heritage of J.K. Williams through high level PR, social media engagement, homeplace experience, and trade and consumer activities with an award-winning Master Distiller.

WHERE ARE WE NOW?



J.K. Williams Distilling (The Distillery) is known for its well-regarded craftsmanship since 2012 that will benefit from strategic sales and marketing plan to bring its historic brand story of pre-Prohibition craftsmanship to life for a new generation of consumers.

The Distillery is bringing back the unique heritage of outstanding and well-crafted products to honor J.K. Williams, the legendary distiller and bootlegger. This includes leveraging his original recipes from the early 1900's as well as an array of brand innovations tailored for today's consumer.

The Distillery operation is situated in the heart of Peoria, IL, and is in the process being expanded into a 16,000 square foot facility to increase capacity to become a national brand.

The J.K. Williams Experience in the Riverfront District will create a tremendous opportunity to promote and revitalize the long-storied heritage as the '"Whiskey Capital of The World" from 1837 – 1919.

J.K. Williams Distilling has hired award-winning Master Distiller, Jeff Murphy to lead the development of whiskey portfolio as well as new brand innovations in the rum, gin & vodka segments.

The vision & commitment of the new company leadership team is to revitalize the brand, distillery operations and consumer homeplace experience to elevate the J.K. Williams brand to national prominence.

WHERE DO WE WANT TO GO?



J.K. Williams Distilling's (JKWD) effort to bring its artisan craft distillery back to prominence will include the development of a diverse portfolio of spirits focused on the art of creative whiskey production along with innovative gins, rums & vodkas.

JKWD's Business Vision is to establish itself in the six markets Midwest region by 2023 and expand sales and marketing efforts to a total of twenty markets by 2026.

- By 2026 9L Cases = 19,265 with Sales Revenues = ~ $6.5M

J.K. Williams Distilling plans to re-establish itself as a premier homeplace and distillery operation in the heart of Central Illinois located in Peoria on the bank of the Illinois River.

- This homeplace will showcase Peoria's heritage as the Whiskey Capital of the World through tourism, consumer events and community involvement. These activities are expected to generate and additional $1.05M in sales revenues.

JKWD's Consumer Vision is to introduce an array of artisanal products and brand innovations tailored for today's millennial consumers who are seeking authentic brands and new experiences.



CREATE
J.K. WILLIAMS DISTILLING EXPERIENCE
IN THE RIVERFRONT DISTRICT



- Build a dynamic whiskey experience overlooking the Illinois River to leverage Peoria's heritage as the Whiskey Capital of the World

  - VIP Speakeasy

  - Virtual Tours

  - Historical Exhibits

  - Experiential Marketing,

  - Corporate events,

  - Consumer Education,

  - Retail sales,

  - Special bottlings, etc.

- Estimates visitors per year ~15,000 to 20,000







ARTISINAL PORTFOLIO








Coming Soon

WHISKEY	RUM	GIN	VODKA	OTHER INNOVATIONS
Gold Zephyr Bourbon Sugg. Retail $59.99 90 Proof /750 ml **Available: Fall 2020**	**Riverboat White Rum** Sugg. Retail $29.99 80 Proof / 750 ml **Launch: Spring 2021**	**Artisanal Gin** Sugg. Retail $38.99 80 Proof / / 750 ml **Launch: Spring 2021**	**Artisanal Vodka** Sugg. Retail $29.99 80 Proof / 750 ml **Launch: Spring 2021**	**Cinnamon Whiskey** Sugg. Retail $17.99 70 Proof /750 ml **Launch: Spring 2021**
Stormy River **High Rye Whiskey** Sugg. Retail $65.99 90 Proof/750 ml **Available: Fall 2020**	**Riverboat Aged Rum** Sugg Retail $39.99 80 Proof / 750 ml **Launch: Spring 2022**			
Single Malt Whiskey* Sugg. Retail $79.99 90 proof/750ml **Launch: Fall 2021**				

Other Whiskey Innovations:
- Distillery Series
  - Available at JKWD Experience Only
- Secondary finished products
- Single Barrels
- Personal Selections

MARKET LAUNCH & EXPANSION STRATEGY





WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
MD
NY
V T
N H
ME
MA
AK
HI

Tier One	Tier Two	Tier Three	The Future Frontier	
Illinois* • Downstate • Chicago *Open State **Control State ***Open Franchise	Missouri*** (St Louis, Kansas City) Wisconsin* (Milwaukee & Madison) Indiana* (Indianapolis, Northern IN) Kentucky* (Lou, Lex & NKY) Iowa** (Des Moines & Cedar Rapids)	Michigan** Ohio** Tennessee* Minnesota*	Pennsylvania Delaware Maryland District of Columbia Virginia South Carolina* Florida	North Carolina** Georgia*** Alabama** Mississippi** Louisiana* Texas*

HOW ARE WE GOING TO GET THERE?



Dynamic Sales & Marketing Strategy

◦ **Define Brand Positioning & Essence – Tone of Voice for Brand**

◦ **Establish Five Point Plan**

◦ **High-quality Spirit Brands and Packaging**

◦ **Super-premium Retail & Pricing Strategy to attract the Millennial Consumer**

◦ **Creative Consumer Engagement**

Brand Innovations

◦ **Secondary Finishes**

◦ **Single Barrels**

◦ **Personal Selection**

Strong Distributor Network & Retail Relationships

◦ **Local & Regional Partners**

◦ **Breakthru Beverage**

◦ **Republic National Distributing Company**

◦ **Role of the Distributor Evaluation Process**

FIVE POINT PLAN 2020 & 2021



1. Define the JKWD Brand positioning and personality for the consumer and retail partners.
  - ◦ Work with Human Person create engaging brand story and personality.

2. Define & activate impactful marketing mix to drive consumer awareness through attraction, awareness, and trial.
  - ◦ Focus on digital engagement through social media outlets to build awareness & advocacy for JKWD Brands
  - ◦ Initiate novel brand promotions to expose trade and consumers the JKWD brand story and portfolio of brands.

3. Gain third party credibility through high profile influencers
  - ◦ Pursue Trade advocates to promote brand with consumers
  - ◦ Enter nationally respected Spirits Competitions
  - ◦ Seek Whiskey Advocate & Wine Enthusiast Ratings

4. Distribution, Distribution, Distribution
  - ◦ Secure trusted Distributor partner(s) who will are strategically aligned with JKW Distillery business & consumer vision.
  - ◦ Establish measurable volume & distribution targets in segmented account universe that best fits Millennial Consumer

5. Develop & leverage engaging JKWD Riverfront Experience to drive tourism and lead the "rebirth" of the Whiskey Capital of the World.



J.K. WILLIAMS ORIGINAL 1920s RECIPES



GOLD ZEPHYR STRAIGHT BOURBON WHISKEY

This silky-smooth bourbon was barrel aged in small batches for at four years creating a drinking experience that could only come from a recipe tested by time.

First bottled by bootician and Prohibition legend J.K. Williams in the 1920's.

This swift and steady crowd pleaser charms with the sweet hint of honeycomb & 90 proof perfection

STORMY RIVER HIGH RYE WHISKEY



This rich golden high rye whiskey was barrel aged in small batches for at four years. The Result?

A complex full-bodied spirit familiar like an old friend and that is smooth enough to meet the parents.

First bottled by bootician and Prohibition legend J.K. Williams in the 1920's.

A drinking experience like this one could be only the result of time-tested bumping gums brilliance.



ARTISANAL INNOVATIONS BY MASTER DISTILLER, JEFF MURPHY



     

Single Barrel
Selections &
Barrel Finished
Whiskey

Riverboat
White & Aged
Rum Collection

Artisanal &
Barrel Aged
Gins

Summit
Vodka

PRODUCT LAUNCH & INNOVATION TIMELINE



2020				2021				2022				2023				2024			
JFM	AMJ	JAS	OND	JFM	AMJ	JAS	OND	JFM	AMJ	JAS	OND	JFM	AMJ	JAS	OND	JFM	AMJ	JAS	OND

TIER ONE MARKET   **TIER TWO MARKETS**   **TIER THREE MARKETS**

GOLD ZEPHYR

STORMY RIVER

Single Malt → Single Barrel → Double Wood

Artisanal Gin → NEW GIN?

Vodka

White Rum → Aged Rum

Cinn. Whiskey

COMPETITIVE LANDSCAPE















BARDSTOWN
FUSION SERIES
BARDSTOWN
DISCOVERY SERIES
BARDSTOWN
LAUBADE

Rabbit Hole
KENTUCKY STRAIGHT BOURBON WHISKEY
KENTUCKY STRAIGHT RYE WHISKEY
LONDON DRY GIN

JOURNEYMAN Distillery

COPPERCRAFT DISTILLERY
EST 2012
HOLLAND, MICHIGAN
MADE IN THE U.S.A.
RUM
STRAIGHT BOURBON
VODKA

SMALL BATCH
PEERLESS
BOURBON
WHISKEY

KENTUCKY STRAIGHT
Rye
WHISKEY
Wilderness Trail
KENTUCKY STRAIGHT
Bourbon
WHISKEY

Retail & Super Premium Price Strategy



Product	Suggested Retail Price
Gold Zephyr	$59.99
Stormy River Rye	$65.99
Riverboat Rum	White: $29.99 Aged: $39.99
Artisanal Gin Collection	$39.99
Summit Vodka	$29.99
Cinnamon Whiskey	$17.99
Distillery Series Whiskies	$79.99

Consumer Target:
- Millennials - ages of 21 and 36 born between 1981-1996.

Channel Strategy:
- J.K. Williams Distilling will focus on premium to super premium sales channels to reach their target consumer.
- **Off Premise:**
  - Large Liquor – "*Spirits Supermarket*"
  - Small Premium – "*Wine & Spirits Boutique*"
  - Grocery – "*Aisle-organized supermarket*"
- ***On-Premise***
  - *Fine Dining*
  - *Casual Dining*
  - *Neighborhood Bar*
  - *Casual Nightclub*
  - *Sports Bar*
  - *Irish Pub*
  - *Premium Bar*
  - *Luxury Lodging*
  - *Golf/Country Club*
  - *Casino/Gambling*
  - *Stadium/Arena/Convention*

RETAIL & CONSUMER ACTIVATION



Media Plan
- Consumer Advertising
  - Print, Out of Home
- Digital Media



Public Relations
- Spirit Competitions
- Critical Acclaim from Trade Advocates
- Influencers

Sponsorships & Events
- Riverfront Events
- Distillery Events

Trade and Consumer Advocacy
- Consumer Relationship Marketing
  - Whiskey Thieves Society

Local Promotions – On & Off Premise
- Trade and Consumer sampling events
- Drink Strategy

Distributor Programming
- Brand Merchandising Standards
- Consumer Insights
- Sales Tool Kit





PR & SOCIAL MEDIA KICK-OFF PLANS



Engaging PR Public Relations targeting tourism, trade and social influencers:

◦ Distillery Revival – New Still & 20,000 sq. ft. facility

◦ Master Distillery Story – September

◦ History/Brand Story – Late September

◦ Business/Product Story – September

Refresh and activate social media platforms with engaging and interactive digital content to drive consumer awareness.

◦ Instagram

◦ Facebook

Launching new website for J.K. Williams Distilling to provide a more in-depth look at our craft distillery.

◦ Brand Story

◦ Our handcrafted spirit brands

◦ Tour J.K. William Experience in the Riverfront District of Peoria

◦ Award winning Master Distiller

◦ Prohibition Drink Strategy

◦ Merchandise



Live Virtual Tasting Event featuring Master Distiller, Jeff Murphy.

Targeting whiskey advocates and multiple spirits competitions to garner recognition and accolades.

DISTRIBUTION NETWORK STRATEGY



Possible Candidates:

National Partners
◦ **Breakthru Beverage**
◦ **Republic National Distributing Company**
◦ **Young's Market Company - West**
◦ **Southern Glazer's Wine & Spirits**

Local & Regional Partners:
◦ **Wann Imports, LLC****
◦ **United Distributors – Southeast**
◦ **Lipman or Athens Distributors –TN**
◦ **Major Brands – MO.**
◦ **Horizon Beverage - Northeast**

E-Commerce Partnerships
◦ **Spirit Hub**
◦ **Libdib**

PARTNERSHIP SUPPORT:

Strategic Partnership
◦ **Strategic Alignment**
◦ **Channel Expertise**
◦ **Category Insights**

Sales Execution
◦ **Focused Sales Objectives**
◦ **Retail Execution – Store Level**
◦ **Sales Performance**

Organizational Focus
◦ **Retail and State Knowledge**
◦ **Competitive Intelligence**
◦ **Training / On-boarding**

**Secured Wann Imports LLC as local distribution partner for Central Illinois

J.K. WILLIAMS SALES & MARKETING RESOURCES



To effectively sell our brands, J.K Williams has plans to onboard and develop versatile sales resources for direct sales initiative, product sampling and building trade and consumer relationships.

Sales & Marketing Positions	HC	Effective Date
Total	**11**	**2020-2021**
President	1	2020
VP of Sales and Marketing	1	2020
Master Distiller (Available for product sampling and sales training)	1	2020
Territory Sales Representatives	2	2021
Brand Ambassadors (University of Illinois & Bradley University)	3	2021
Mixologists @ J.K Williams Experience	2	2021
Event Coordinator @ J.K. Williams Experience	1	2021

J.K. WILLIAMS FINANCIAL PROJECTIONS CALENDAR YEARS 2021-2026



J.K. Williams Distilling LLC

ProForma Financials	2021	2022	2023	2024	2025	2026
9L Case Sales	**2,851**	**8,322**	**11,009**	**13,761**	**16,513**	**19,265**
Revenue						
Product Sales	$1,230,916	$2,835,521	$3,641,610	$4,554,234	$5,449,682	$6,514,552
Retail Operations	$758,000	$808,200	$862,206	$920,312	$982,835	$1,050,116
Total Revenue	**$1,988,916**	**$3,643,721**	**$4,503,816**	**$5,474,546**	**$6,432,517**	**$7,564,668**
Gross Profit						
Product Sales	$565,093	$1,277,939	$1,661,003	$2,112,934	$2,552,802	$3,087,603
Retail Operations	$548,260	$585,210	$624,979	$667,769	$713,869	$763,479
TOTAL GROSS PROFIT	**$1,113,353**	**$1,863,149**	**$2,285,982**	**$2,780,703**	**$3,266,671**	**$3,851,082**
Gross Margin %	**56.0%**	**51.1%**	**50.8%**	**50.8%**	**50.8%**	**50.9%**
Brand Investment	$110,896	$265,096	$306,370	$357,410	$404,920	$455,841
TOTAL BRAND PROFIT	**$1,002,457**	**$1,598,054**	**$1,979,612**	**$2,423,293**	**$2,861,751**	**$3,395,241**
Operating Expenses	$864,086	$1,086,574	$1,108,585	$1,131,118	$1,154,190	$1,177,817
TOTAL OPERATING PROFIT	**$138,370**	**$511,480**	**$871,027**	**$1,292,174**	**$1,707,561**	**$2,217,424**
Per 9L Case	**$48.53**	**$61.46**	**$79.12**	**$93.90**	**$103.41**	**$115.10**
Operating Margin	**7.0%**	**14.0%**	**19.3%**	**23.6%**	**26.5%**	**29.3%**

J.K. WILLIAMS FINANCIAL PROJECTIONS



9L Cases - Shipments	2021	2022	2023	2024	2025	2026
Straight Bourbon	591	4,475	5,394	7,087	8,091	9,151
High Rye	1,242	1,321	1,761	2,064	2,725	4,046
Single Malt	80	-	-	-	-	-
Aged Rum	-	297	936	963	1,486	2,119
White Rum	138	413	550	688	826	963
Gin	165	372	605	757	908	1,060
Vodka	440	1,445	1,761	2,202	2,477	1,927
Cinnamon Whiskey	195	-	-	-	-	-
TOTAL	**2,851**	**8,322**	**11,009**	**13,761**	**16,513**	**19,265**

GP Contribution %	2021	2022	2023	2024	2025	2026
Straight Bourbon	21.8%	62.8%	58.6%	61.2%	58.4%	55.1%
High Rye	52.2%	20.1%	20.6%	19.2%	21.2%	26.2%
Single Malt	10.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Aged Rum	0.0%	2.3%	5.6%	4.7%	6.1%	7.3%
White Rum	2.1%	2.0%	2.1%	2.0%	2.0%	2.0%
Gin	4.9%	3.7%	4.6%	4.5%	4.5%	4.3%
Vodka	8.4%	9.2%	8.5%	8.4%	7.9%	5.1%
Cinnamon Whiskey	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

ASSUMPTIONS IN SUPPORT OF J.K. WILLIAMS DISTILLING FINANCIAL PROJECTIONS 2021-2026



Case Sales and Revenue growth based on:

◦ New Market expansion

◦ Product innovations

◦ Increased distribution and velocity across on and off premise accounts

◦ Evaluating pricing strategy opportunities

Operating Margin enhancement due to:

◦ Efficiencies driven from optimizing Production Capacity

◦ Consistent Brand Investment approach

◦ Managing Operating Expenses effectively.

USE OF FUNDS



- **$125,000 Website Development and Branding Overhaul**
- **$100,000 Bottling of Existing Inventory and Recommencing of Production**
- **$600,000 General Overhead, including Salaries, Sales/Marketing, and Capital Needs (Purchasing of Supplies, Grain, etc.)**
- **$100,000 Purchase of John and Jesse Williams' shares**
- **$50,000 Purchase of Retail Inventory for Tasting Room**
- **$25,000 Contingency Fund**

Total Funds: $1,000,000

Confidential -Not for distribution. Estimates only. No guarantee of results. See Subscription Agreement for risks associated with program investment. Any financial projections are estimates only and may include preferential side care arrangements for large-scale and early investors. Future capital contributions may be subject higher program fees and reduced returns.

LEADERSHIP TEAM









ANDY FARIS

PRESIDENT &
MANAGING MEMBER

STACY SHUNK

VICE PRESIDENT &
GENERAL COUNSEL

JEFF MURPHY

MASTER DISTILLER

OWNERSHIP BACKGROUND



Andy Faris, President and Managing Member

Mr. Faris has a long history of entrepreneurship, and most notably served as President – Americas for the Hardware.com subsidiary of the Simian Group, a $250 million distributor of networking products, from 2001-2015, whereas one of five shareholders, he was instrumental in establishing the most profitable segment of the company. This segment was spun off into a separate business, ProLabs Limited, in 2014. ProLabs has since received a significant private equity investment from Inflexion, a UK-based private equity firm, and merged with AddOn Networks of Tustin, CA to form Halo Technologies, the world's largest independent supplier of fiber optic and connectivity products. Faris has since sold his stake.

A native of Minneapolis, Faris also served on the Board of Directors of craft brewery Rahr & Sons Brewing, Ft. Worth, Texas, for 12 years. Faris holds a BA-Journalism (Advertising) from the University of Wisconsin – Madison

Stacy M. Shunk, Vice President and Counsel

Ms. Shunk, a licensed attorney with over 30 years of experience in commercial litigation, real estate, and insurance, with a career that includes almost 6 years with John Hancock Financial Services. A career highlight includes being a team leader in the settlement of a $500 million lawsuit against John Hancock, where she was instrumental in negotiating settlement agreements with plaintiffs. Shunk was also the Director of the Legal Fee Arbitration Board and Director of the Committee on Professional Ethics Committee at the Massachusetts Bar Association ("MBA"). During her time at the MBA, she also served as Assistant General Counsel.

A native of Madison, Wisconsin, Shunk lived and worked in Boston, Massachusetts for over 30 years. Shunk holds BA's in American History and Afro American Studies from the University of Wisconsin – Madison, and a JD from Suffolk University Law School in Boston, Massachusetts

Award Winning
Master Distiller Jeff Murphy



After his global adventures in the military, Jeff landed in San Antonio, Texas, where his passion for brewing pivoted to the art and science of distilling. He enjoyed his time at Rebecca Creek Distillery making small-batch whiskey and vodka before he felt the need to explore another of his favorite spirits, rum.



In 2011, an opportunity opened at a start-up distillery in Massachusetts called Privateer. Here, Mr. Murphy was instrumental in launching the distilling of Privateer's brands of rum, including white rum and aged rum. Privateer Rum is still going strong and can be found in many stores around the country, including Illinois.

In 2012, he took his talents as Head Distiller to Louisiana Spirits, LLC, a start-up distillery in Lacassine, Louisiana. The company had recently started construction of its distillery where he played an integral role from the beginning and he and the team helped build its flagship brand, Bayou Rum, into the largest and most successful U.S. distiller of rum. While at Bayou, Jeff and the production team racked up more than 100 awards in spirits competitions around the world for their various rum brands.



In July 2018, Bayou Rum was fully acquired by Stoli Group USA. At this time, Jeff was promoted to Operations Director and tasked with overseeing and completing a multi-million-dollar expansion of Bayou's distilling facilities, which was successfully completed.



Jeff is extremely excited to be joining the JK Williams team and bring his highly respected background in distilling to Peoria. At JK Williams, he plans on continuing the Company's rich history in the production of small-batch bourbon and rye whiskey and promises to bring his flair for producing fine rum products as well.

ADVISORS



Patrick Moore:

- Former Texas Regional President of Southern Glazer's Wine and Spirits, Dallas Texas

Justin Rostoff, Esq.:

- New York-based attorney and business consultant

Nicholas A. Maloof:

- Entrepreneur, Visionary, Philanthropist.

Nicholas R. Nelson

- Principal of Unbridled Spirits Consulting LLC
- J.K. Williams Distilling LLC Board Member
- 20+ years of expertise in Sales, Marketing and Go to Market strategy with Brown Forman Corporation